Exhibit 21

List of Subsidiaries

FirstView EHR, Inc., a corporation formed pursuant to the laws of Delaware.

Schuylkill Open MRI, Inc., a corporation formed pursuant to the laws of Texas.

Shoreline Employment Services, Inc., a corporation formed pursuant to the laws of Delaware.

Taptopia, Inc., a corporation formed pursuant to the laws of Delaware.